Exhibit 99.1

INVITEL HOLDINGS A/S

FINANCIAL REPORT

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2009

INVITEL HOLDINGS A/S AND SUBSIDIARIES

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands of euros, except share and per share data)

(unaudited)

Assets

	June 30, 2009	December 31, 2008 (1)
Current assets:
Cash and cash equivalents	17,764	28,598
Accounts receivable, net of allowance of 11,603 in 2009 and 11,584 in 2008	51,479	56,441
Deferred tax assets	5,793	5,676
Derivative financial instruments	862	2,375
Prepaid expenses and accrued income	6,860	3,031
Other current assets	3,293	4,196

Total current assets	86,051	100,317

Property, plant and equipment, net of depreciation of 206,591 in 2009 and 189,277 in 2008	525,226	547,725

Goodwill, net	53,499	56,949
Intangibles assets, net of amortization of 50,546 in 2009 and 40,953 in 2008	149,797	165,734
Deferred costs	13,058	13,751
Deferred tax asset	2	340
Derivative financial instruments	7,636	4,691
Other non-current assets	389	1,103

Total assets	835,658	890,610

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c))

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands of euros, except share and per share data)

(unaudited)

Liabilities and Shareholders’ Equity (Deficit)

	June 30, 2009	December 31, 2008 (1)
Current liabilities:
Current instalments of long-term debt	57,506	38,592
Current obligations under capital leases	5,136	5,714
Accounts payable	24,353	45,523
Accrued expenses	25,859	38,337
Accrued interest	10,912	13,992
Deferred income	9,731	11,365
Derivative financial instruments	13,413	10,100
Deferred tax liabilities	109	145
Other current liabilities	16,382	17,429

Total current liabilities	163,401	181,197

Long-term debt, excluding current instalments	685,924	665,321
Long-term obligations under capital leases, excluding current portion	3,022	3,589
Derivative financial instruments	4,084	2,938
Deferred tax liabilities	16,706	22,787
Deferred income	23,314	27,124
Other non-current liabilities	15,180	16,257

Total liabilities	911,631	919,213

Commitments and contingencies	—	—

Redeemable equity securities	11,057	11,057

Shareholders’ equity (deficit):
Cumulative convertible preferred shares issued and outstanding 0 shares in 2009 and 30,000 shares in 2008	—	—
2009: Ordinary shares; EUR 0.01 par value; 31.7 million shares authorized; 15,799,183 shares issued and outstanding
2008: Common stock; $0.001 par value; 25 million shares authorized; 15,487,183 shares issued and outstanding	14	14
Additional paid-in capital	163,702	163,702
Accumulated deficit	(229,824)	(188,952)
Accumulated other comprehensive income (deficit)	(20,928)	(14,435)

Total equity (deficit) of the parent	(87,036)	(39,671)
Non-controlling interest	6	11

Total shareholders’ equity (deficit)	(87,030)	(39,660)

Total liabilities and shareholders’ equity (deficit)	835,658	890,610

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c))

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Three and Six Month Periods Ended June 30, 2009 and 2008

(In thousands of euros, except share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008 (1)	2009	2008 (1)
Revenue	81,698	94,927	162,050	182,622

Operating expenses:
Cost of sales (exclusive of depreciation shown below)	31,217	38,178	62,866	75,337
Selling, general and administrative	18,466	22,316	34,949	40,018
Depreciation and amortization	18,241	20,660	36,226	38,463

Total operating expenses	67,924	81,154	134,041	153,818

Income from operations	13,774	13,773	28,009	28,804

Other income (expenses):
Foreign exchange gains (losses), net	33,542	31,153	(16,253)	22,322
Interest expense	(17,852)	(19,489)	(46,976)	(37,892)
Interest income	259	322	692	607
Gains (losses) on derivative financial instruments	(9,590)	(44,021)	(8,126)	(24,590)
Other, net	(20)	(921)	(149)	(1,281)

Income before income taxes	20,113	(19,183)	(42,803)	(12,030)

Income tax benefit (expense):
Current	(893)	(1,261)	(2,987)	(2,503)
Deferred	(2,469)	2,251	4,913	(873)

Total income tax benefit (expense)	(3,362)	990	1,926	(3,376)

Net income (loss)	16,751	(18,193)	(40,877)	(15,406)

Less: Net income (loss) attributable to non-controlling interest	6	(2)	(5)	2

Cumulative convertible preferred stock dividends	—	(17)	—	(34)

Net income (loss) attributable to shareholders	16,745	(18,208)	(40,872)	(15,442)

Foreign currency translation adjustment	18,371	23,452	(6,493)	20,180

Total comprehensive income (loss)	35,116	5,244	(47,365)	4,739

Net income (loss) per share:
Basic	1.00	(1.11)	(2.46)	(0.94)

Diluted	1.00	(1.11)	(2.46)	(0.94)

Weighted average number of ordinary/common shares outstanding:
Basic	16,725,733	16,421,302	16,636,230	16,419,011

Diluted	16,731,406	16,421,302	16,636,230	16,419,011

(1)	Amounts for the three and six months ended June 30, 2008 were recast for the euro conversion (see note 1(c))

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity (Deficit)

(In thousands of euros, except share data)

(unaudited)

	Shares	Ordinary Shares/ Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Deficit)	Non- controlling interest	Total Equity (Deficit)
Balances at December 31, 2008 (1)	15,487,183	14	—	163,702	(188,952)	(14,435)	11	(39,660)

Preferred stock conversion	300,000	—	—	—	—	—	—	—

Conversion of redeemable equity securities	12,000	—	—	—	—	—	—	—

Net income (loss)	—	—	—	—	(40,872)	—	(5)	(40,877)

Foreign currency translation adjustment	—	—	—	—	—	(6,493)	—	(6,493)

Balances at June 30, 2009	15,799,183	14	—	163,702	(229,824)	(20,928)	6	(87,030)

(1)	December 31, 2008 amounts were recast for the euro conversion (see note 1(c))

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the Six Month Periods Ended June 30, 2009 and 2008

(In thousands of euros)

(unaudited)

	2009	2008 (1)
Net cash provided by / (used in) operating activities	31,916	32,925

Cash flows from investing activities:
Acquisition of telecommunications network equipment and intangible assets	(42,555)	(33,841)
Acquisition of subsidiaries, net of cash acquired	—	(32,481)
Settlement of derivative financial instruments	(14,184)	(8,425)
Proceeds from sale of assets	6,404	336

Net cash provided by / (used in) investing activities	(50,335)	(74,411)

Cash flows from financing activities:
Repayments of long-term debt	(190,368)	(58,840)
Proceeds from new long-term borrowings	182,000	110,000
Proceeds from parent company borrowings	34,135	—
Refinancing costs paid	(13,559)	(4,912)
Principal payments under capital lease obligations	(2,794)	(1,778)

Net cash provided by / (used in) financing activities	9,414	44,470

Effect of foreign exchange rate changes on cash	(1,829)	2,705

Net increase (decrease) in cash and cash equivalents	(10,834)	5,689

Cash and cash equivalents at beginning of period	28,598	14,237

Cash and cash equivalents at end of period	17,764	19,926

Summary of material non-cash transactions:

•	On March 5, 2008, in connection with the Memorex Acquisition, we assumed net debt of EUR 69.7 million.

•

After negotiations, on July 4, 2008 we entered into a Settlement Agreement with the selling shareholders of Memorex pursuant to which the Escrow Agent was directed to return EUR 11.3 million to us and the remaining EUR 0.9 million was paid out to the selling shareholders of Memorex. We received our funds on July 9, 2008.

(1)	Amounts for the six months ended June 30, 2008 were recast for the euro conversion (see note 1(c))

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Invitel Holdings A/S (“Invitel Holdings”) with its consolidated subsidiaries, Invitel Hungary Holdings Kft. (“Invitel Holdings Kft.”), HTCC Holdco I B.V. (“Holdco I”), HTCC Holdco II B.V. (“Holdco II”), Matel Holdings N.V. (“Matel Holdings”) Magyar Telecom B.V. (“Matel”), Invitel Tavkozlesi Zrt. (“Invitel”), Invitel Technocom Kft. (“Invitel Technocom”), Invitel Telecom Kft. (“Tele2 Hungary”), Invitel International Holdings B.V. (“Invitel Holdings B.V.”), Euroweb Romania S.A. (“Euroweb Romania”), Invitel International Hungary Kft. (“Invitel Kft.”), Invitel International AG and its subsidiaries (“Memorex” or “Invitel International”), (together, the “Company”) include all adjustments, consisting mainly of normal recurring accruals, necessary for a fair statement of the results of the interim periods. Invitel International AG owns and consolidates several non-Hungarian subsidiaries within the Central and Eastern European region.

Unless the context requires otherwise, references in this report to the “Company”, “we”, “us” and “our” refer to Invitel Holdings and its consolidated subsidiaries (or, as the context requires, our predecessor Hungarian Telephone and Cable Corp. and its subsidiaries).

All references to EUR are to the euro, which is the lawful currency of the participating member states of the European Union. All references to HUF are to the Hungarian forint, which is the lawful currency of the Republic of Hungary.

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (U.S. GAAP). In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of our predecessor Hungarian Telephone and Cable Corp. for the year ended December 31, 2008, including the notes thereto, which financial statements and notes are included in Invitel Holdings’ 2008 Annual Report on Form 20-F which is filed with the United States Securities and Exchange Commission (“SEC”).

Results for interim periods are not necessarily indicative of the results for a full year.

All intercompany balances and transactions have been eliminated.

(b)	Description of Business

Hungarian Telephone and Cable Corp. (“HTCC”) was incorporated in Delaware in 1992 to own and manage telecommunications companies in Hungary. TDC A/S (“TDC”) owned 64% of HTCC as of December 31, 2008.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

On April 27, 2007, we acquired Invitel for a total consideration, including the assumption of net indebtedness on closing, of EUR 470 million. Invitel was the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in nine historical concession areas while we were the third largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in five historical concession areas.

On October 18, 2007, we purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator by purchasing the entire equity interest in Tele2’s Hungarian subsidiary (“Tele2 Hungary”) for EUR 4 million in cash. Tele2 Hungary (subsequently renamed Invitel Telecom Kft.) provides Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements.

On March 5, 2008, we acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communication AG (the “Memorex Acquisition”). On August 28, 2008 we also acquired the remaining 4.3% of Memorex from the minority shareholders in Memorex, which provided us with 100% ownership of the equity in Memorex. The total purchase consideration for Memorex (subsequently renamed Invitel International AG) was EUR 103.6 million including the assumption of debt and transaction costs and other directly related expenses. Memorex provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between a number of countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine.

On June 30, 2009 Tele2 Hungary merged into Invitel.

We are providing and marketing services in Hungary through our Hungarian subsidiaries Invitel and Invitel Technocom and internationally through Invitel Kft. and Invitel International. We are also providing and marketing Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania. We market all of our products and services under a single unified brand name – Invitel (except in Romania, where we maintained the Euroweb brand).

On February 26, 2009 we completed a reorganization pursuant to which HTCC effectively changed its place of incorporation from Delaware to Denmark by merging HTCC with and into a wholly owned subsidiary of Invitel Holdings, a newly formed company in Denmark that we created for the purpose of the reorganization. Each share of HTCC was converted into the right to receive one American Depositary Share of Invitel Holdings. After completion of the reorganization, Invitel Holdings and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

This transaction was a legal reorganization but did not impact the reporting entity. The Statement of Operations and Comprehensive Income / Loss for the three and six months ended June 30, 2009 and the Statement of Cash Flows for the six months ended June 30, 2009 include the results of HTCC from January 1, 2009 to February 26, 2009.

(c)	Change in Reporting Currency

In connection with our reorganization completed on February 26, 2009 we changed our reporting currency from U.S. dollars to euros. The reasons for the change in the reporting currency are that we are incorporated in Europe, most of our debt is in euros and the operations of our international business are conducted in euros.

Due to the change in reporting currency, our prior year comparative figures were recast. The exchange rate we used for the recast of our Balance Sheet as of December 31, 2008 was 264.78 HUF/EUR. The exchange rate we used for the recast of our Statements of Operations and Comprehensive Income / Loss for the three months ended June 30, 2008 was 248.04 HUF/EUR. The exchange rate we used for the recast of our Statements of Operations and Comprehensive Income / Loss and our Statement of Cash flows for the six months ended June 30, 2008 was 253.71 HUF/EUR.

(d)	Foreign Currency Translation

We use the HUF as the functional currency for our Hungarian subsidiaries. Our Hungarian subsidiaries’ assets and liabilities are translated into EUR using the exchange rates in effect at the balance sheet date. Results of operations are translated into EUR using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating HUF assets and liabilities into EUR are accumulated as part of other comprehensive income in shareholders’ equity (deficit).

We use the applicable local currency as the functional currency of Invitel’s non-Hungarian subsidiaries except for Invitel International and its subsidiaries. Accordingly, foreign currency assets and liabilities of these non-Hungarian subsidiaries are translated into HUF using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating the local currency assets and liabilities of these subsidiaries into HUF are accumulated as part of foreign exchange gains (losses) in the consolidated statement of operations. The effects of exchange rate fluctuations on translating HUF assets and liabilities into EUR are accumulated as part of other comprehensive income in shareholders’ equity.

We use the EUR as the functional currency of Invitel International and its subsidiaries. Accordingly, foreign currency assets and liabilities of Invitel International’s subsidiaries are translated into EUR using the exchange rates in effect at the balance sheet date. Results of operations are translated into EUR using the average exchange rates prevailing throughout the period. The effects of exchange rate

INVITEL HOLDINGS A/S AND SUBSIDIARIES

fluctuations on translating the local currency assets and liabilities of Invitel International’s subsidiaries into EUR are accumulated as part of foreign exchange gains (losses) in the consolidated statement of operations.

The subsidiaries’ HUF denominated balance sheets were translated into EUR by using the period-end EUR/HUF exchange rate of 272.43 and 264.78 as of June 30, 2009 and December 31, 2008, respectively. The average EUR/HUF exchange rates used for the translation of the subsidiaries’ HUF denominated statements of operations and statements of cash flows into EUR for the three months ended June 30, 2009 and 2008 were 285.93 and 248.04, respectively. The average EUR/HUF exchange rates used for the translation of the subsidiaries’ HUF denominated statements of operations and statements of cash flows into EUR for the six months ended June 30, 2009 and 2008 were 290.25 and 253.71, respectively.

(2)	Short and long-term debt

Short-term portion of long-term debt and long-term debt as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008
	(in thousands of euros)
Memorex Turkey Loan	8,735	9,672
Amended Senior Facilities Agreement	48,771	28,920

Short-term portion of long-term debt	57,506	38,592

Amended Senior Facilities Agreement	98,315	54,095
Memorex Bridge Loan	—	100,000
1st Memorex Prep Loan	8,000	8,000
2nd Memorex Prep Loan	3,000	3,000
2007 Notes	200,000	200,000
2006 PIK Notes	169,203	159,070
2004 Notes	141,271	141,156
Subordinated Term Loan	32,000	—
TDC PIK Loan	34,135	—

Total long-term debt	685,924	665,321

In connection with the Invitel Acquisition on April 27, 2007, we completed the issuance of EUR 200 million aggregate principal amount of floating rate senior notes maturing in 2013 (the “2007 Notes”), the proceeds of which were used to partly finance the Invitel Acquisition and to refinance our existing bank credit facility. As part of the Invitel Acquisition, we also assumed an estimated net indebtedness on closing of EUR 391 million. The assumed debt consisted primarily of (i) EUR 133 million in aggregate principal amount and accrued interest of Floating Rate Senior PIK Notes due 2013 (the “2006 PIK Notes”), (ii) EUR 142 million in aggregate principal amount of 10.75% Senior Notes due 2012 (the “2004 Notes”), and (iii) a Facilities Agreement in the amount of EUR 116 million, which was amended and restated in connection with the Invitel Acquisition.

In connection with the Memorex Acquisition on March 5, 2008, we entered into a EUR 100 million Bridge Loan Agreement (the “Bridge Loan Agreement”), and further amended and restated our Facilities Agreement (as amended as of March 5, 2008, the “Facilities Agreement”).

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In order to establish the relative rights of certain of our creditors under our financing arrangements, we have entered into an amended and restated Intercreditor Agreement (the “Intercreditor Agreement”). Summaries of the terms and conditions of the Facilities Agreement, the 2007 Notes, the 2006 PIK Notes, the 2004 Notes, the Bridge Loan Agreement and the Intercreditor Agreement are set forth below. The summaries do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed with the Securities and Exchange Commission. We have also summarized three loan agreements that we assumed as part of the Memorex Acquisition.

The Facilities Agreement

In connection with the Invitel Acquisition on April 27, 2007, an amendment was made to the Facilities Agreement, dated August 6, 2004, between Matel, Invitel, as borrower, certain subsidiary companies as original guarantors, and certain financial institutions. The Facilities Agreement provided for facilities of up to EUR 145 million (or the EUR equivalent thereof), comprised of (i) a EUR amortizing term loan of EUR 96.9 million, (ii) a HUF amortizing term loan of HUF 4,628 million (approximately EUR 18.5 million), (iii) a revolving credit facility of EUR 4.2 million and HUF 200 million (approximately EUR 0.8 million), and (iv) a EUR liquidity facility of EUR 25 million. Neither the revolving facility nor the liquidity facility was drawn down in connection with the closing of the Invitel Acquisition.

Advances under the Facilities Agreement accrued interest for each interest period at rates equal to EURIBOR or BUBOR (based on the Budapest interbank offer rates) plus an applicable margin. The applicable margin was set based on the ratio of all of our senior debt to EBITDA, based on our most recently delivered quarterly management accounts and financial statements. Under the Facilities Agreement, we were obligated to pay customary fees to the lenders, including an up-front fee and a commitment fee in relation to available and undrawn commitments under the revolving facility and the liquidity facility.

Our obligations under the Facilities Agreement were guaranteed and were collateralized by (i) a first ranking pledge of all the share capital of the obligors, (ii) assignments of intercompany loans and any relevant cross guarantees of the obligors from time to time, (iii) a pledge of accounts by the obligors, and (iv) floating charges over all assets. Such security interests also collateralize, on a pari passu basis, all hedging obligations with respect to the Facilities Agreement, the 2007 Notes and the 2004 Notes.

The Facilities Agreement contained certain negative covenants that restrict us (subject to certain agreed upon exceptions) from, among other things, (i) creating or permitting to subsist any security interest over any part of our assets, (ii) merging or consolidating with or into any other person, (iii) selling, transferring, leasing, lending or otherwise disposing of any assets, (iv) incurring or permitting to be outstanding any financial indebtedness

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(including guarantees), (v) reducing capital or purchasing any class of our shares, (vi) making any investment, including (1) loans to any person, (2) the acquisition of indebtedness or capital or securities of any person, (3) the acquisition of the assets, property or business of any other person, or (4) the creation or acquisition of a subsidiary, (vii) entering into any derivative instruments, (viii) changing the nature of our business or amending our constitutive documents, (ix) entering into any agreement or arrangement other than on an arm’s-length basis, (x) paying dividends or making any repayment, prepayment or redemption of principal under any subordinated finance documents except the issuance of the 2007 Notes or in exchange for equity of an obligor, (xi) changing the ownership structure of the Company, and (xii) maintaining any bank account that has a credit balance with any person that is not a lender under the Facilities Agreement.

Additionally, the Facilities Agreement required us to maintain specified consolidated financial ratios, such as leverage ratios (total senior debt to EBITDA and total debt to EBITDA), an interest coverage ratio (EBITDA to total debt interest charges) and a fixed charge coverage ratio (EBITDA minus capital expenditure minus cash taxes to total debt charges).

Under the terms of the Facilities Agreement, we were required to observe certain affirmative undertakings, including, but not limited to, undertakings relating to (i) maintenance of all relevant consents, authorizations and licenses, (ii) conduct of business, (iii) periodic financial statements, management accounts and reports, (iv) auditors and information, (v) insurance and inspection, (vi) notification of environmental claims and expenditures, (vii) compliance with laws, (viii) taxes, and (ix) maintenance of a cost capitalization policy and an interest rate hedging policy.

The term facilities were amortizing term loans with a maturity date of June 30, 2011. No amount repaid or prepaid in relation to the term facilities may be redrawn.

The revolving facility and the liquidity facility were each repayable in an amount equal to 100% of the principal amount outstanding on June 29 and December 30 of each calendar year until the maturity date of June 30, 2011.

Subject to certain exceptions, all loans under the Facilities Agreement were required to be prepaid upon the occurrence of certain change of control events. Voluntary prepayments and cancellations were permitted.

The Facilities Agreement contained certain events of default customary for senior debt financings as well as an event of default related to Matel Holdings engaging in non-holding company-related activities, the occurrence of which would preclude further borrowings under the revolving facility and permit the lenders to accelerate all outstanding loans and terminate their commitments under the facilities.

On March 4, 2009 the Facilities Agreement was amended and restated as part of a refinancing of the Facilities Agreement and the Bridge Loan Agreement. A portion of the Facilities Agreement (approximately EUR 54.0 million) outstanding as of December 31, 2008 has been classified as long-term debt in the consolidated balance sheet as this amount was refinanced on March 4, 2009.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The 2007 Notes

Upon the completion of the Invitel Acquisition on April 27, 2007, we completed the issuance of the 2007 Notes. We received EUR 189 million following the payment of financing costs associated with the issuance of the 2007 Notes in the amount of EUR 11 million, which costs were deferred and will be amortized to interest expense using the effective interest method over the term of the 2007 Notes. The proceeds from the issuance of the 2007 Notes were used to partly finance the Invitel Acquisition and to refinance the indebtedness of some of our subsidiaries.

The 2007 Notes mature on February 1, 2013 and bear interest at a rate of EURIBOR plus 3.0% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2007. The 2007 Notes are guaranteed by some of our subsidiaries. The 2007 Notes and subsidiary guarantees are collateralized by second-priority liens over certain inter-company funding loans, the capital stock of some of our subsidiaries, which liens rank pari passu with the liens over such assets collateralizing our obligations under the 2004 Notes described below.

We have the option to redeem the 2007 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2007 Notes indenture (the “2007 Notes Indenture”). In the event of a change of control, we must make an offer to purchase the 2007 Notes at a purchase price equal to 101% of the principal amount thereof. We are also required to offer to purchase the 2007 Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount thereof.

The 2007 Notes Indenture contains covenants restricting our ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) issue or sell shares in subsidiaries, (iv) agree to restrictions on the payment of dividends by subsidiaries, (v) enter into transactions with affiliates, (vi) create certain liens, (vii) merge, consolidate or combine with other entities, (viii) layer debt, (ix) designate subsidiaries as unrestricted subsidiaries, (x) engage in unrelated business activities and (xi) impair any security interests. The 2007 Indenture also contains customary events of default, including non-payment of principal, interest, premium or other amounts, violation of covenants, bankruptcy events, cross-defaults, material judgments and invalidity of any guarantee, security document or security interest.

The 2006 PIK Notes

On October 30, 2006, Invitel Holdings N.V. (the former parent company of Invitel) issued the 2006 PIK Notes pursuant to an Indenture, dated as of October 30, 2006 (the “2006 PIK Notes Indenture”). In connection with the closing of the Invitel Acquisition on April 27, 2007, we entered into a supplemental indenture with Invitel Holdings N.V. and the 2006 PIK Notes Indenture trustee, pursuant to which we replaced Invitel Holdings N.V. as the issuer of the 2006 PIK Notes and assumed all of the rights and obligations of the issuer under the 2006 PIK Notes Indenture.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Interest on the 2006 PIK Notes is payable quarterly in cash or in the form of additional 2006 PIK Notes at an annual rate of EURIBOR plus 8.25%, reset quarterly, plus a ratchet margin, on January 15, April 15, July 15 and October 15 of each year beginning January 15, 2007. The ratchet margin is zero for the period to but excluding October 15, 2009 and 2.00% if the consolidated leverage ratio of our subsidiary Matel is greater than 2.50 to 1.00 for any interest period beginning on or after October 15, 2009. The maturity date of the 2006 PIK Notes is April 15, 2013.

Our obligations under the 2006 PIK Notes are general unsubordinated obligations and are collateralized by a first priority lien over the shares of Matel Holdings and are effectively subordinated to all existing and future debt of our subsidiaries.

We have the option to redeem the 2006 PIK Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2006 PIK Notes Indenture. In the event of a change of control, we must make an offer to purchase the 2006 PIK Notes at a purchase price equal to 101% of the principal amount thereof. We are also required to make an offer to purchase the 2006 PIK Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount of thereof.

The 2006 PIK Notes Indenture contains covenants restricting our ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) enter into transactions with affiliates, (iv) create certain liens, (v) enter into sale and leaseback transactions, (vi) issue or sell shares of subsidiaries, (vii) merge, consolidate or combine with other entities, (viii) designate subsidiaries as unrestricted subsidiaries, (ix) engage in unrelated business activities and (x) impair any security interests. The 2006 PIK Notes Indenture also contains customary events of default, including, among other things, non-payment of the principal, interest or premium, if any, on any 2006 PIK Notes, certain failures to comply with any covenant of the 2006 PIK Notes Indenture, certain defaults under other indebtedness, failure to pay certain indebtedness or judgments, bankruptcy or insolvency events and invalidity of any security document or security interest.

The 2004 Notes

In August 2004, Matel issued the 2004 Notes pursuant to an Indenture (the “2004 Notes Indenture”) with a trustee, and, as subsidiary guarantors, Matel’s subsidiaries Invitel and V-Holding.

Interest on the 2004 Notes is payable semi-annually at an annual rate of 10.75% on February 15 and August 15 of each year, beginning on February 15, 2005.

We have the option to redeem the 2004 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2004 Notes Indenture. Upon certain

INVITEL HOLDINGS A/S AND SUBSIDIARIES

change of control events, we are required to make an offer to purchase all of the 2004 Notes, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. We are also required to offer to purchase the 2004 Notes with the excess proceeds from certain sales of assets at 100% of the principal amount of the 2004 Notes, plus accrued and unpaid interest to the date of repurchase.

Our obligations under the 2004 Notes are guaranteed on a senior subordinated basis by some of our subsidiaries that guaranteed our obligations under the 2007 Notes and are collateralized by the same collateral securing the 2007 Notes.

The 2004 Notes Indenture contains covenants which, among other things, limit the ability of Matel and its restricted subsidiaries to (i) incur additional indebtedness and issue preferred shares, (ii) make certain restricted payments and investments, (iii) transfer or sell assets, (iv) enter into transactions with affiliates, (v) create certain liens, (vi) create restrictions on the ability of certain subsidiaries to pay dividends or other payments to Matel, (vii) guarantee other indebtedness, (viii) enter into sale and leaseback transactions, (ix) issue or sell shares of some of our restricted subsidiaries, (x) merge, consolidate, amalgamate or combine with other entities, (xi) designate restricted subsidiaries as unrestricted subsidiaries, and (xii) engage in any business other than a permitted business. The 2004 Notes Indenture also contains customary events of default, including, among others, the non-payment of principal, interest or premium on the 2004 Notes, certain failures to perform or observe any other covenant in the 2004 Notes Indenture, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness or judgments, bankruptcy or insolvency events and invalidity of any guarantee, security document or security interest.

The Bridge Loan Agreement

In connection with the Memorex Acquisition we entered into the Bridge Loan Agreement in the amount of EUR 100 million on March 3, 2008 with our subsidiary Matel as borrower and our subsidiaries Invitel, Tele2 Hungary, Invitel Technocom, Invitel International and Invitel International’s Turkish subsidiary as guarantors. The Bridge Loan Agreement was arranged by Merrill Lynch and BNP Paribas, who were the original lenders. On March 5, 2008, the closing date of the Memorex Acquisition, we borrowed the full EUR 100 million pursuant to which we used EUR 30.1 million to fund the purchase price for 95.7% of the outstanding equity in Memorex and EUR 46.6 million to refinance some of Memorex’s existing debt that we assumed at closing. We used EUR 7.6 million to pay fees and expenses in connection with the Bridge Loan Agreement and transaction costs in connection with the Memorex Acquisition and we set aside the remaining EUR 15.7 million for working capital purposes. In addition, EUR 12.1 million of the EUR 30.1 million purchase price was paid into escrow. Following settlement, EUR 11.2 million of the escrow balance was returned to us and added to our working capital.

The Bridge Loan Agreement loans (the “Bridge Loans”) matured one year following the completion of the Memorex Acquisition, on March 5, 2009 (the “Initial Maturity Date”). The Bridge Loans accrued interest at a rate per annum equal to the sum of EURIBOR plus

INVITEL HOLDINGS A/S AND SUBSIDIARIES

the applicable margin plus the Mandatory Cost (if any, as defined in the Bridge Loan Agreement), which was set at the beginning of each three month interest period. The applicable margin for the first six months was the greater of 4.25% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity (the quoted spread over EURIBOR to maturity). For the next three months, the applicable margin was the greater of 4.75% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity. For the three months up to the Initial Maturity Date, the applicable margin was the greater of 5.25% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity. The interest rate could not exceed 11.5% per annum for any interest period.

Upon a change in our control (as defined in the Bridge Loan Agreement), each lender could have required us to prepay an amount equal to 100% of the Bridge Loans outstanding plus any accrued and unpaid interest. We are entitled to prepay the Bridge Loans, and any accrued and unpaid interest and any breakage costs, without penalty.

Our obligations under the Bridge Loan Agreement were guaranteed by some of our subsidiaries and were collateralized by the same collateral securing the 2004 Notes and the 2007 Notes.

The Bridge Loan Agreement contained customary representations and warranties and events of default. The Bridge Loan Agreement contained covenants restricting our ability, under certain circumstances, to, among other things, (i) make certain restricted payments such as dividends or loans, (ii) create certain liens, (iii) merge or consolidate with other entities, (iv) borrow money other than as permitted, (v) make guarantees, (vi) make loans, acquire assets or companies other than as permitted or (vii) enter into hedging arrangements other than as permitted.

On March 4, 2009 the Bridge Loan Agreement was terminated when we repaid the Bridge Loans as part of a refinancing of the Facilities Agreement and the Bridge Loan Agreement.

The Intercreditor Agreement

In order to establish the relative rights of certain of our creditors under our financing arrangements, including the Bridge Loan Agreement (including priority of claims and subordination), we have entered into an amended and restated Intercreditor Agreement with, among others, the lenders under the Facilities Agreement and the Bridge Loan Agreement, certain hedging counterparties, the security trustee, the trustee for the 2007 Notes and the trustee for the 2004 Notes. The Intercreditor Agreement provides that if there is an inconsistency between the provisions of the Intercreditor Agreement (regarding subordination, turnover, ranking and amendments only), and certain other documents, including the 2007 Notes Indenture governing the 2007 Notes, the Intercreditor Agreement will prevail.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The Assumed Memorex Debt

In connection with the Memorex Acquisition, in addition to the Memorex debt that we refinanced with a portion of the proceeds from the Bridge Loan Agreement, we assumed approximately EUR 26.4 million of net debt primarily consisting of (i) a loan to Memorex’s Turkish subsidiary MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi (“Memorex Turkey”) in the amount of EUR 10 million (the “Memorex Turkey Loan”), (ii) a subordinated loan to Memorex in the amount of EUR 8 million (the 1st Memorex Prep Loan), (iii) a subordinated loan to Memorex in the amount of EUR 3 million (the “2nd Memorex Prep Loan) and (iv) finance leases.

The Memorex Turkey Loan is a bank loan with a current variable interest rate that is adjusted quarterly and presently equal to EURIBOR plus 2.0%. The current interest rate is 7.16%. The lender may unilaterally alter or increase the rate of interest as permitted by applicable law. The Memorex Turkey Loan matures, with the principal to be repaid in full, in November 2013. The lender may, in its discretion, require early repayment upon three days written notice. Memorex Turkey may prepay the loan in whole or in part on three days written notice. The Memorex Turkey Loan is collateralized by some of Memorex Turkey’s trade receivables.

The 1st Memorex Prep Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International has to make an annual interest payment at the rate of 0.75% per annum and a quarterly interest payment at the rate of 6.8% per annum. The 1st Memorex Prep Loan matures, with the principal to be repaid in full, in July 2012. The lender or Invitel International may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the creditor to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International, the institution of insolvency proceedings or a change-in-control of Invitel International under certain circumstances. If the loan is terminated prior to maturity, Invitel International would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan.

The 2nd Memorex Prep Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International has to make an annual interest payment at the rate of 1.0% per annum and a quarterly interest payment at the rate of 6.9% per annum. The 2nd Memorex Prep Loan matures, with the principal to be repaid in full, in December 2012. The lender or Invitel International may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the creditor to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International, the institution of insolvency proceedings or a change-in-control of Invitel International under certain circumstances. If the loan is

INVITEL HOLDINGS A/S AND SUBSIDIARIES

terminated prior to maturity, Invitel International would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan.

As of June 30, 2009, we were in compliance with all financial covenants set forth in our financing arrangements.

2009 Refinancing

On March 4, 2009 we completed a refinancing (the “2009 Refinancing”), which included (i) an amendment to the existing Facilities Agreement to increase the amount of credit available under such agreement, (ii) entering into two additional loan agreements and (iii) the repayment of the funds borrowed under, and the termination of, the Bridge Loan Agreement.

The 2009 Refinancing comprises (i) a EUR 165 million term and revolving facility (the “Amended Senior Facilities Agreement”) with our subsidiary Invitel as borrower, and our subsidiaries Matel, Invitel, Tele2 Hungary, Invitel Technocom, Invitel Kft., Invitel International, Invitel International’s Turkish subsidiary and Invitel’s Romanian subsidiary as guarantors, (ii) a EUR 32.0 million subordinated term loan with our subsidiary Matel as borrower (the “Subordinated Term Loan”) and (iii) a EUR 34.1 million subordinated PIK loan from one of TDC’s affiliates to Matel (the “TDC PIK Loan” and, together with the Amended Senior Facilities Agreement and the Subordinated Term Loan, the “2009 Amended Facilities”).

The intercreditor deed entered into in connection with the existing financing was also amended and restated to take into account the 2009 Refinancing (the “Amended Intercreditor Deed”).

The Amended Senior Facilities Agreement comprises the following credit facilities (“Senior Facilities”): (i) term facilities not exceeding EUR 150 million (the “Term Facilities”), (ii) a EUR 10.0 million capex facility (also able to be drawn down in HUF) (the “Capex Facility”) to finance capital expenditures and (iii) a EUR 5.0 million revolving facility (also able to be drawn down in HUF) (the “Revolving Facility”, and each Term Facility, Capex Facility or Revolving Facility, a “Facility”) to finance operating costs and working capital requirements, other than acquisitions of companies or businesses. The Term Facilities are available to be drawn down in EUR up to a determined amount, or in HUF, provided that the amount drawn down in HUF will be in an amount equivalent to at least EUR 25.0 million. The Term Facilities consist of amortizing term loans with a maturity date of December 31, 2011. The Capex Facility is required to be repaid in an amount up to 100% of the principal amount outstanding at its maturity on December 31, 2011. The Revolving Facility loans are required to be repaid on the last day of their respective Interest Periods (as defined in the Amended Senior Facilities Agreement).

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The Senior Facilities bear interest at a rate per annum equal to the sum of the applicable margin plus EURIBOR (or BUBOR, if a loan is denominated in HUF) plus the Mandatory Cost (if any, as is defined in the Amended Senior Facilities Agreement). The applicable margin is 3.5% per annum, which may be reduced to 3.0% per annum after 12 months, if specified leverage ratios are met.

We paid customary fees to the lenders, including an arrangement fee, agency fee, security trustee fee, commitment fees and an accordion facility fee. The commitment fees are either 0.75% or 1.225% per annum of the available undrawn commitments for the relevant facility. In addition, we are obligated to pay a commitment fee of 35% per annum of the applicable margin for the Accordian Facility for the available and undrawn commitments.

We are permitted to prepay the Senior Facilities without penalty, provided that we must prepay the EUR and HUF portions of the Revolving Facility proportionately. We are required to repay all the Senior Facilities in connection with a change of control.

The Senior Facilities require us to maintain specified consolidated financial ratios, such as leverage ratios (total debt to twelve month consolidated EBITDA and senior debt to twelve month consolidated EBITDA), an interest coverage ratio (twelve month consolidated EBITDA to total debt interest charges), a fixed charge service cover (twelve month cash flow to total debt charges) and to observe certain limits on capital expenditure per year. These consolidated financial ratios were renegotiated with the banks as part of the refinancing to reflect our new financing structure and operating performance.

Under the terms of the Amended Senior Facilities Agreement, we are required to observe certain affirmative covenants, relating, but not limited to, (i) maintenance of all relevant consents, authorizations and licenses, (ii) conduct of business, (iii) authorized officers and auditors, (iv) ensuring pari passu status of obligations, (v) insurance and inspection, (vi) compliance with laws and regulations, (vii) notification of environmental claims, (viii) taxes, (ix) maintenance of a cost capitalization policy, (x) appropriate use of proceeds and (xi) entering into an agreed interest rate hedging policy.

The Amended Senior Facilities Agreement contains certain negative covenants that restrict us (subject to certain agreed upon exceptions) from, among other things, (i) creating or permitting any subsidiary to create a security interest over any part of our assets, (ii) merging or consolidating into or with any other entity, (iii) selling, transferring, leasing, lending or otherwise disposing of any assets, (iv) incurring or permitting any subsidiary to incur any financial indebtedness (including guarantees), (v) reducing any capital or purchasing any class of our shares, (vi) making any investments, including (1) loans to any person, (2) the acquisition all or a substantial part of the assets, property or business of any person, (3) the creation or acquisition of a subsidiary, (4) incurring capital expenditure other than in relation to the telecoms business or (5) acquiring any infrastructure, (vi) entering into any interest rate, currency swaps or hedging arrangements, (vii) changing the

INVITEL HOLDINGS A/S AND SUBSIDIARIES

nature of our business or amending our constitutive documents, (viii) entering into an agreement or arrangement other than on an arm’s length basis, (ix) maintaining a bank account that with any person that is not a lender under the Amended Senior Facilities Agreement, (x) paying dividends or making any repayments, prepayment or redemption of any principal under the 2004 Notes, the 2007 Notes, the Subordinated Term Loan or the TDC PIK Loan except as otherwise permitted by the Amended Senior Facilities Agreement and (xi) making payments or transfers of assets other than as permitted by the Amended Senior Facilities Agreement or the Amended Intercreditor Deed.

Our obligations under the Senior Facilities are guaranteed and collateralized by substantially the same assets as under the previously existing Facilities Agreement.

The Subordinated Term Loan has terms substantially similar to those contained in the Amended Senior Facilities Agreement, provided that financial covenants are less stringent. It ranks and is secured as per the previously existing Bridge Loan Agreement. The Subordinated Term Loan was drawn down in full on the closing date and terminates on March 31, 2012.

We paid customary fees to the lenders, including an upfront fee, an agency fee, a security trustee fee and a work fee, and are obligated to pay a commitment fee of 35% per annum of the applicable margin per annum for the available and undrawn commitment.

The Subordinated Term Loan bears interest at a rate per annum of the sum of the applicable margin plus EURIBOR plus Mandatory Costs, if any (as defined in the definitive Subordinated Term Loan Agreement). The applicable margin is 12% per annum increasing to 13.5% per annum after 24 months.

In addition, the Subordinated Term Loan contains certain prepayment events, such as prepayment on a change of control. The Subordinated Term Loan also can be prepaid using a drawdown under an accordion facility in the Amended Senior Facilities Agreement if at least EUR 5.0 million in prepayment or repayment has been made under the Senior Facilities, and subject to certain conditions.

The TDC PIK Loan was entered into by Matel as borrower, Invitel Holdings A/S as parent and TDCH III ApS, an affiliate of TDC A/S, as lender. The TDC PIK Loan ranks behind the Amended Senior Facilities Agreement, the Subordinated Term Loan, the 2004 Notes and the 2007 Notes and is unsecured. The entering into the TDC PIK Loan was a condition precedent to the Amended Senior Facilities Agreement and the Subordinated Term Loan. The TDC PIK Loan was drawn down in full two days before the closing date and has a maturity date of March 1, 2013.

The TDC PIK Loan bears interest at a rate of 20% per annum above EURIBOR and, if requested by the lender, the interest accrued will be capitalized. If the lender does not request that the interest accrued be capitalized, then the borrower must pay to the lender, the accrued interest in full together with a fee equal to the amount the lender would have received had such interest been capitalized. The borrower must also pay an additional repayment fee of 4.5% of the principal amount of the loan prepaid or repaid.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The TDC PIK Loan contains an undertaking whereby after the Amended Senior Facilities Agreement and the Subordinated Term Loan have been discharged or their prepayment has been waived, the borrower and the parent undertake that they will use the proceeds of any issue of shares, securities convertible into shares or other equity or debt instruments (or any other raising of debt finance) by the parent or any of its subsidiaries which is a holding company of the borrower to prepay the TDC PIK Loan.

The receivable under the TDC PIK Loan was assigned by the lender in favor of BNP Paribas Trust Corporation UK Limited as Security Trustee as security for the Amended Senior Facilities Agreement and the Subordinated Term Loan.

The TDC PIK Loan may be refinanced in the future with equity provided by TDC and/or third parties, including pursuant to a public offering (which could include an offering to existing shareholders pursuant to a rights issue or otherwise).

(3)	Derivative Financial Instruments

We engage from time to time in foreign currency and interest rate hedging activities to reduce the risk that changes in currency exchange rates and interest rates will adversely affect the eventual net cash flows resulting from our debt obligations.

We do not enter into financial instruments for trading or speculative purposes. However, the derivative instruments used by us are not designated as hedges for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are therefore recorded in current period earnings as a gain or loss on derivative instruments.

Interest rate risk hedging

To limit the variability of interest rates on a substantial portion of our cash pay debt, we have entered into interest rate swap agreements to manage some of our fluctuations in cash flows resulting from interest rate risk. Under the terms of the interest rate swaps, we receive variable interest rate payments from the hedging counterparty and make fixed interest rate payments in the same currency, thereby creating the equivalent of fixed-rate debt.

Foreign exchange rate risk hedging

To limit the impact of fluctuations between the Hungarian subsidiaries’ functional currency, the HUF, and the EUR, we have entered into currency swap agreements and foreign exchange forward agreements, to receive EUR and pay HUF, thereby creating the equivalent of HUF debt obligations.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In addition to the above instruments, we have used cross-currency interest rate swaps to hedge both the interest rate and the currency exposure inherent in foreign currency denominated debt instruments bearing variable interest. By entering into such transactions we receive variable interest payments in EUR and make fixed interest payments in HUF, the functional currency of our Hungarian subsidiaries, thereby creating the equivalent of fixed rate debt in the functional currency of our Hungarian subsidiaries. The cross currency interest rate swaps in effect are the same as the combination of interest rate swaps and foreign exchange forward contracts applied to the same underlying hedged item.

In connection with the Invitel Acquisition in 2007, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In October 2008, we entered into numerous transactions pursuant to which we effectively terminated a substantial portion of the hedging agreements that we entered into in 2007. We did so by entering into offsetting transactions pursuant to which we took hedging positions counter to most of the positions we took in 2007. In some cases, we entered into hedging agreements with the same counter party to the 2007 hedging agreements on the same hedging terms, which resulted in the termination of the 2007 hedging positions. In other cases, either the counter party was different or the hedging terms were substantially, but not exactly, the same. In those cases, both the 2007 hedging arrangement and the 2008 hedging arrangement remain in place but our positions substantially offset each other.

In 2009, we entered into interest rate swap agreements and foreign exchange forward agreements to hedge our interest rate and foreign exchange rate risks.

The objective of these contracts is to neutralize the impact of currency exchange rate and interest rate movements on our cash flows. However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or currency exchange rates.

Credit risk related to hedging

By using derivative financial instruments to hedge exposures to changes in interest rates and currency exchange rates, we are exposed to the credit risk of the counterparty. Credit risk is the failure of the counterparty to perform its obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates a credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we do not have any credit risk. Our policy requires that counterparties to our hedging activities be large and creditworthy commercial banks. We do not consider the risk of counterparty non-performance associated with hedge contracts to be significant. We do not require and are not required to place collateral for these financial instruments independently of our security arrangements under the Amended Senior Facilities Agreement.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor, from an accounting and economic perspective, the derivatives positions in conjunction with our underlying interest rate and foreign currency exposures.

The following table summarizes the notional amounts and respective fair values of our derivative financial instruments (which mature at varying dates) as of June 30, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change Six Months ended June 30, 2009
	(in thousands of euros)
Cross currency interest rate swaps	18,072	(5,763)	1,225
FX forward contracts	57,630	(4,141)	(4,196)
Interest rate swaps	338,717	(632)	(679)

The following table summarizes our embedded derivatives as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
	(in thousands of euros)
Embedded derivatives	1,316	915

Currency Option Transactions

The financial covenants contained in our debt agreements are primarily EUR based. Since approximately 70% of our revenue and most of our expenses are HUF based, we face additional foreign exchange rate risk when we convert our revenue and expenses into EUR in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations.

In order to limit our risk of non-compliance, we entered into several foreign currency option transactions with BNP Paribas and Calyon on March 6, 2009. For an aggregate premium of EUR 4.2 million, the currency option transactions mitigate the risk of a significant devaluation of the HUF versus the EUR through March 2010. If the average EUR/HUF exchange rate during certain designated trading periods were to significantly rise due to a devaluation of the HUF over such designated trading periods (above a EUR/HUF exchange rate of 350 or 370), the banks would owe us a cash settlement being the put (HUF) notional amount multiplied by the amount which the average exchange rate is higher than the strike price divided by the strike price.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(4)	Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses by type for the three and six month periods ended June 30, 2009 and 2008:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(in thousands of euros)
Personnel expenses	10,842	10,875	21,046	22,229
Other administrative expenses	3,343	3,504	6,748	6,543
Advertising and marketing costs	1,168	1,272	1,751	2,186
Network operating expenses	7,570	8,035	15,330	15,160
IT costs	1,277	2,144	2,657	4,339
Other taxes	568	644	1,195	985
Bad debt and collection costs	1,204	950	2,052	2,822
Legal, audit and consultant fees	443	856	2,549	1,115
Management fees	39	12	61	30
Other operating expenses	2,966	5,541	3,445	6,466

Total for segments	29,420	33,833	56,834	61,875

Backbone rental expenses	(3,236)	(3,911)	(6,803)	(7,038)
Network operating expenses	(4,334)	(4,146)	(8,527)	(8,188)
Direct personal expenses	(3,384)	(3,460)	(6,555)	(6,631)

Total selling, general and administrative expenses	18,466	22,316	34,949	40,018

Personnel expenses for the six months ended June 30, 2009 and 2008 include restructuring expenses of EUR 1.9 million and EUR 2.0 million, respectively, relating to the restructurings following the Memorex Acquisition and the Invitel Acquisition.

Legal, audit fees and consultant expenses for the six months ended June 30, 2009 include Sarbanes-Oxley and compliance expenses amounting to approximately EUR 0.6 million and redomiciliation expenses of EUR 1.5 million. Legal, audit fees and consultant expenses for the six months ended June 30, 2008 include Sarbanes-Oxley and compliance expenses amounting to approximately EUR 0.8 million.

Other operating expenses for the six months ended June 30, 2009 include integration costs of EUR 1.2 million, due diligence expenses of EUR 0.2 million, start-up expenses relating to Memorex Turkey in the amount of EUR 0.3 million, a provision for unused vacation days in the amount of EUR 1.0 million, non-recurring consulting expenses of EUR 1.3 million and other non-recurring items of EUR 2.0 million. Other operating expenses for the six months ended June 30, 2008 include integration costs of EUR 4.2 million, due diligence expenses of EUR 0.9 million, start-up expenses relating to Memorex Turkey in the amount of EUR 0.7 million, a provision for unused vacation days in the amount of EUR 0.8 million, non-recurring consulting expenses of EUR 0.1 million and other non-recurring items of EUR 1.5 million.

(5)	Segment Disclosures

We manage our business based on four segments: Mass Market Voice; Mass Market Internet, Business and Wholesale. Our management monitors the revenue streams of these segments and operations are managed and financial performance is evaluated based on these segments.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The revenue and gross margin by these segments for the three and six months ended June 30, 2009 and 2008 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(in thousands of euros)
Revenue:
Mass Market Voice	19,460	27,996	38,878	56,019
Mass Market Internet	8,147	9,442	16,213	18,473
Business	20,090	25,042	40,605	49,899
Wholesale	34,001	32,447	66,354	58,231

Total Revenue	81,698	94,927	162,050	182,622

Segment cost of sales:
Mass Market Voice	3,335	5,737	6,721	11,828
Mass Market Internet	1,499	1,566	2,999	3,210
Business	4,660	6,149	9,225	11,935
Wholesale	10,769	13,209	22,036	26,507

Total segment cost of sales	20,263	26,661	40,981	53,480

Backbone rental expenses	3,236	3,911	6,803	7,038
Network operating expenses	4,334	4,146	8,527	8,188
Direct personal expenses	3,384	3,460	6,555	6,631

Total cost of sales	31,217	38,178	62,866	75,337

Segment gross margin:
Mass Market Voice	16,125	22,259	32,157	44,191
Mass Market Internet	6,648	7,876	13,214	15,263
Business	15,430	18,893	31,380	37,964
Wholesale	23,232	19,238	44,318	31,724

Total segment gross margin	61,435	68,266	121,069	129,142

Backbone rental expenses	(3,236)	(3,911)	(6,803)	(7,038)
Network operating expenses	(4,334)	(4,146)	(8,527)	(8,188)
Direct personal expenses	(3,384)	(3,460)	(6,555)	(6,631)
Selling, general and administrative	(18,466)	(22,316)	(34,949)	(40,018)
Depreciation and amortization	(18,241)	(20,660)	(36,226)	(38,463)

Income from operations	13,774	13,773	28,009	28,804

The change in the amounts of reconciling items is primarily due to the Invitel Acquisition and the Memorex Acquisition.

(6)	Subsequent Events

We have performed an evaluation of subsequent events through August 6, 2009, which is the date the financial statements were issued. No subsequent events were identified through that date.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements Concerning Forward-Looking Statements

This report contains forward-looking statements. Statements that are not historical facts are forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied in the statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those factors discussed elsewhere in this report and in our other reports filed with the Securities and Exchange Commission, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	Our inability to execute our business strategy;

•	The continuing effects of the global economic crisis and in particular the effects of the recent macroeconomic issues affecting the Hungarian economy;

•

Changes in the growth rate of the overall Hungarian, E.U. and Central and South Eastern European economies such that inflation, interest rates, currency exchange rates, business investment and consumer spending are impacted;

•	Our ability to effectively manage and otherwise monitor our operations, costs, regulatory compliance and service quality;

•	Changes in consumer preferences for different telecommunication technologies, including trends toward mobile and cable substitution;

•	Our ability to generate growth or profitable growth;

•	Material changes in available technology and the effects of such changes including product substitutions and deployment costs;

•	Our ability to retain key employees;

•	Political changes in Hungary;

•

Changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on our financial results; and

•	Our ability to successfully complete the integration of any businesses or companies that we may acquire into our operations.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

You should consider these important factors in evaluating any forward-looking statements in this report or otherwise made by us or on our behalf. We urge you to read the entire Report for a more complete discussion of the factors that could affect our future performance, the Hungarian and Central and South Eastern European telecommunications industry and Hungary in general. In light of these risks, uncertainties and assumptions, the events described or suggested by the forward-looking statements in this report may not occur.

Except as required by law or applicable stock exchange rules or regulations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

Macroeconomic Factors

In addition to the factors noted above (see “Cautionary Statements Concerning Forward-Looking Statements”), over the past two years there has been significant fluctuations in the global economy and financial markets, including within the Hungarian economy and financial markets.

From 2001 to 2006, the Republic of Hungary was negatively impacted by inadequate governmental monetary and fiscal policies, which resulted in a state budget deficit that peaked at 10% of gross domestic product (“GDP”) in 2006. Starting in 2006, the Hungarian government introduced austerity measures, including reduced state spending and increased taxes, which were intended to reduce the state budget deficit. Hungary also held back consumption in Hungarian forint by keeping the forint interest rate relatively high. These state cutbacks have resulted in lower economic growth (Hungary’s GDP rose by just 1.0% in 2007 and 0.5% in 2008). The high domestic interest rates did, however, lead Hungarian consumers and businesses to take out a majority of their recent loans in foreign currencies, mainly euros and Swiss francs. These factors have contributed to Hungary’s current trade deficit and large current account deficit (the current account deficit is generally the trade deficit plus interest payments on what the country borrows from foreigners to finance the trade deficit). Hungary’s current account deficit is currently around 7.9% of its GDP and is highly dependent on borrowings in foreign currencies. With lower interest rates on foreign currency loans and a strengthening forint, Hungarian businesses and consumers were able to manage their debt repayments. However, with a large current account deficit, a budget deficit, rapid credit growth and a reliance on foreign currency loans, Hungary left itself vulnerable to a financial crisis.

Given the recent global financial crisis, risk-averse investors fled riskier debt-laden countries such as Hungary for alternative countries such as the U.S., which has resulted in a significant decrease in the value of the Hungarian forint versus the euro and the U.S. dollar. The euro/Hungarian forint exchange rate increased from 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The U.S. dollar/Hungarian forint exchange rate increased from 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decreased value of the Hungarian forint has made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened Hungarian forint, new foreign currency loans to

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Hungarian businesses and consumers are declining and Hungarian businesses and consumers have a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments. With credit squeezed, the Hungarian government, as well as Hungarian businesses and consumers are all expected to significantly reduce their investments and spending, which in turn is expected to slow economic growth in Hungary. The Hungarian GDP growth rate for 2009 is estimated to be around -6% to -7%.

Hungary has taken several measures to combat its financial crisis. Hungary reduced its debt issuances for the latter part of 2008 and lowered its government budget deficit target for 2009 (the target for 2009 was 2.9% of GDP). In October 2008, the European Central Bank (the “ECB”) agreed to lend the National Bank of Hungary up to EUR 6.5 billion to help support liquidity. This will enable Hungary to provide euros to Hungarian commercial banks, which can swap Hungarian forint for euros. This will enable Hungarian banks to fund their foreign currency loans. In addition, in October 2008, in an effort to defend its currency and staunch an investment outflow, the National Bank of Hungary raised its base rate from 8.5% to 11.5%.

In October 2008, the International Monetary Fund (the “IMF”) also announced a funding package pursuant to which the IMF would loan Hungary $12.3 billion in addition to an EU loan of $8.1 billion and a World Bank loan of $1.4 billion. The IMF package includes measures to maintain liquidity as well as sufficient capital for the banking system.

In April 2009, at the G-20 Summit in London, the G-20 Nations agreed to fund the IMF with an additional $750 billion to combat the global economic downturn. These actions have stabilized the euro/forint exchange rate which is currently trading in to the 265 to 270 range. The National Bank of Hungary has gradually lowered its base rate to 8.50% at the end of July 2009.

Overview

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are the number one alternative fixed line operator outside our historical concession areas. We also use our network capacity to transport voice, data and Internet traffic for other telecommunications service providers, and Internet Service Providers (“ISPs”) on a wholesale basis. Our network extends into most other countries in the Central and Eastern European region where we have owned points of presence (“POPs”). We are a leading independent provider of wholesale data and capacity services in the Central and South Eastern European Region.

We provide telecommunications services in Hungary and in the region through our Hungarian and other operating subsidiaries under our common brand: Invitel. We also provide Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and

INVITEL HOLDINGS A/S AND SUBSIDIARIES

market share using our owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive backbone network (comprising approximately 8,500 route km in Hungary) provides us with nationwide and international reach. It allows business customers to be connected directly to our network to access voice, data and Internet services.

Outside Hungary, we are the leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. Our regional fiber optic backbone network comprises 23,000 route kilometers of fiber with 40 major points of presence in 19 countries. Our clients include the incumbent telecommunications services providers in these countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. We also provide services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

We have a diversified revenue and cash flow base, making us less susceptible to market pressures in any particular market segment. For the six months ended June 30, 2009, we derived approximately 24% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 25% from Business and 41% from Wholesale.

As of June 30, 2009, we had approximately 372,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 396,000 active Mass Market Voice customers outside our historical concession areas connected through Carrier Pre-Selection (“CPS”), Carrier Selection (“CS”) or Local Loop Unbundling (“LLU”). This is compared to December 31, 2008 when we had approximately 382,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 440,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas. The decrease in the number of active Mass Market Voice customers outside our historical concession areas from 440,000 as of December 31, 2008 to 396,000 as of June 30, 2009 is due to churn of low value CS customers.

The number of our Mass Market broadband DSL customers has increased from approximately 139,000 as of December 31, 2008 to approximately 140,000 as of June 30, 2009.

In the Business segment, as of June 30, 2009, we had approximately 45,000 voice telephone lines within our historical concession areas compared to approximately 48,000 lines as of December 31, 2008. Outside our historical concession areas, we had approximately 58,000 direct access voice telephone lines and approximately 10,000 indirect access voice telephone lines as of June 30, 2009, compared to approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008. We had approximately 17,000 DSL lines and approximately 15,000 leased lines both as of June 30, 2009 and December 31, 2008.

In the Wholesale market, we had over 600 customers as of June 30, 2009, which customers include telecommunication services providers from Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Comparison of the Three Months Ended June 30, 2009 and Three Months Ended June 30, 2008

The functional currency of our Hungarian subsidiaries is the HUF, the functional currency of Invitel International and its subsidiaries is the EUR and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average HUF/EUR exchange rate for the three months ended June 30, 2009 was 285.93, compared to an average HUF/EUR exchange rate for the three months ended June 30, 2008 of 248.04. When comparing the three months ended June 30, 2009 to the three months ended June 30, 2008, you should note that EUR reported amounts have been affected by the 15% depreciation of the HUF against the EUR.

Revenue

	Three Months Ended June 30,
(euros in millions)	2009	2008	% change

Mass Market Voice	19.5	28.0	(30)%
Business	20.1	25.0	(20)%
Mass Market Internet	8.1	9.4	(14)%
Wholesale	34.0	32.5	5%

Total Revenue	81.7	94.9	(14)%

Our revenue in EUR terms decreased by EUR 13.2 million, or 14% for the three months ended June 30, 2009 compared to the three months ended June 30, 2008. In functional currency terms, revenue decreased by 1%. This decrease is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice revenue for the three months ended June 30, 2009 was EUR 19.5 million compared to EUR 28.0 million for the three months ended June 30, 2008, representing a decrease of EUR 8.5 million or 30%. This decrease is mainly due to the decrease in the number of our Mass Market Voice customers in our historical concession areas and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 372,000 as of June 30, 2009 compared to 395,000 as of June 30, 2008 and the number of active Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represents our customer base outside our historical concession areas was approximately 396,000 as of June 30, 2009 compared to 572,000 as of June 30, 2008. The decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to churn of low value CS customers.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Business

Our Business revenue for the three months ended June 30, 2009 was EUR 20.1 million compared to EUR 25.0 million for the three months ended June 30, 2008, representing a EUR 4.9 million or 20% decrease. This decrease was primarily due to the decrease in our Business voice revenue, offset by an increase in Business data and Internet revenue, and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

The number of Business voice telephone lines inside our historical concession areas was approximately 45,000 as of June 30, 2009 compared to approximately 48,000 as of June 30, 2008. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 58,000 as of June 30, 2009 compared to 59,000 as of June 30, 2008 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 10,000 as of June 30, 2009 compared to approximately 12,000 as of June 30, 2008. In addition, we had approximately 17,000 DSL lines and approximately 15,000 leased lines as of June 30, 2009 compared to approximately 17,000 DSL lines and approximately 14,000 leased lines as of June 30, 2008.

Mass Market Internet

Our Mass Market Internet revenue for the three months ended June 30, 2009 was EUR 8.1 million compared to EUR 9.4 million for the three months ended June 30, 2008, representing a EUR 1.3 million or 14% decrease. This change was due to the increase in the broadband DSL customer base, which was more than offset by the decrease in ARPU and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

As of June 30, 2009 we had approximately 140,000 broadband DSL customers compared to approximately 131,000 broadband DSL customers as of June 30, 2008, which represents a 7% increase.

Wholesale

Our Wholesale revenue for the three months ended June 30, 2009 was EUR 34.0 million compared to EUR 32.5 million for the three months ended June 30, 2008, representing a EUR 1.5 million or 5% increase. This increase was primarily due to the increase in revenues of our international operations. These revenues are predominantly in EUR therefore this segment was not impacted by the negative impact of the depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

Cost of Sales

	Three Months Ended June 30,
(euros in millions)	2009	2008
Segment cost of sales	20.3	26.7

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Cost of sales, at the segment level, was EUR 20.3 million for the three months ended June 30, 2009 and EUR 26.7 million for the three months ended June 30, 2008, which represents a decrease of EUR 6.4 million or 24%. This decrease was primarily due to the decrease in interconnect expenses and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

The following table presents a reconciliation of segment cost of sales to cost of sales as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the three months ended June 30, 2009 and 2008:

	Three Months Ended June 30,
(euros in millions)	2009	2008
Segment cost of sales	20.3	26.7
Backbone rental expenses	3.2	3.9
Network operating expenses	4.3	4.1
Direct personnel expenses	3.4	3.5

Total cost of sales	31.2	38.2

Segment Gross Margin

	Three Months Ended June 30,
(euros in millions)	2009	2008	% change

Mass Market Voice	16.1	22.3	(28)%
Business	15.4	18.9	(19)%
Mass Market Internet	6.7	7.9	(15)%
Wholesale	23.2	19.2	21%

Segment Gross Margin	61.4	68.3	(10)%
Backbone rental expenses	(3.2)	(3.9)
Network operating expenses	(4.3)	(4.1)
Direct personnel expenses	(3.4)	(3.5)
Selling, general and administrative	(18.5)	(22.3)
Depreciation and amortization	(18.2)	(20.7)

Income from operations	13.8	13.8

Our segment gross margin decreased from EUR 68.3 million for the three months ended June 30, 2008 to EUR 61.4 million for the three months ended June 30, 2009, a decrease of EUR 6.9 million or 10%. This decrease is attributable to the factors described below.

Our segment gross margin percentage increased from 72.0% for the three months ended June 30, 2008 to 75.2% in the three months ended June 30, 2009.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Mass Market Voice

Our Mass Market Voice gross margin was EUR 16.1 million for the three months ended June 30, 2009 compared to EUR 22.3 million for the three months ended June 30, 2008, representing a decrease of EUR 6.2 million or 28%. This decrease is mainly due to the decrease in Mass Market Voice revenue and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

Business

Our Business gross margin was EUR 15.4 million for the three months ended June 30, 2009 compared to EUR 18.9 million for the three months ended June 30, 2008, representing a EUR 3.5 million or 19% decrease. This decrease was primarily due to the decrease in our Business voice revenue and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

Mass Market Internet

Our Mass Market Internet gross margin was EUR 6.7 million for the three months ended June 30, 2009 compared to EUR 7.9 million for the three months ended June 30, 2008, representing a EUR 1.2 million or 15% decrease. This decrease was primarily due to the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

Wholesale

Our Wholesale gross margin was EUR 23.2 million for the three months ended June 30, 2009 compared to EUR 19.2 million for the three months ended June 30, 2008, representing a EUR 4.0 million or 21% increase. The increase was primarily due to the increase in our international Wholesale Data business. Revenues and cost of sales for this business are predominantly in EUR therefore this segment was not impacted by the negative impact of the depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

Selling, General and Administrative

	Three Months Ended June 30,
(euros in millions)	2009	2008
Segment selling, general and administrative	29.4	33.8

Our selling, general and administrative expenses at the segment level, decreased by EUR 4.4 million from EUR 33.8 million for the three months ended June 30, 2008 to EUR 29.4 million for the three months ended June 30, 2009. This decrease is mainly attributable to the decrease in integration related expenses and the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the three months ended June 30, 2009 and 2008:

	Three Months Ended June 30,
(euros in millions)	2009	2008
Segment selling, general and administrative	29.4	33.8
Backbone rental expenses	(3.2)	(3.9)
Network operating expenses	(4.3)	(4.1)
Direct personnel expenses	(3.4)	(3.5)

Total selling, general and administrative	18.5	22.3

Depreciation and Amortization

	Three Months Ended June 30,
(euros in millions)	2009	2008
Depreciation and amortization	18.2	20.7

Depreciation and amortization decreased by EUR 2.5 million from EUR 20.7 million for the three months ended June 30, 2008 to EUR 18.2 million for the three months ended June 30, 2009. This decrease is mainly due to the 15% depreciation of the HUF against the EUR during the three months ended June 30, 2009 compared to the prior year.

Income from Operations

	Three Months Ended June 30,
(euros in millions)	2009	2008
Income from operations	13.8	13.8

As a result of the factors described above our income from operations was EUR 13.8 million for both the three months ended June 30, 2008 and 2009.

Foreign Exchange Gains / (Losses), Net

	Three Months Ended June 30,
(euros in millions)	2009	2008
Foreign exchange gains (losses), net	33.5	31.2

Our foreign exchange gains of EUR 33.5 million for the three months ended June 30, 2009 resulted primarily from unrealized gains relating to the revaluation of our EUR denominated debt at period end as a result of the strengthening of the HUF against the EUR during the three months ended June 30, 2009.

Our foreign exchange gains of EUR 31.2 million for the three months ended June 30, 2008 resulted primarily from unrealized gains relating to the revaluation of our EUR denominated debt at period end as a result of the strengthening of the HUF against the EUR during the three months ended June 30, 2008.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Interest Expense

	Three Months Ended June 30,
(euros in millions)	2009	2008
Interest expense	17.9	19.5

Interest expense decreased by EUR 1.6 million from EUR 19.5 million for the three months ended June 30, 2008 to EUR 17.9 million for the three months ended June 30, 2009. This decrease is mainly due to the decrease in interest rates relating to our 2007 Notes and 2006 PIK Notes offset by the higher interest expense on our new shareholder loan we have entered into as part of the refinancing we completed in March, 2009.

Interest Income

	Three Months Ended June 30,
(euros in millions)	2009	2008
Interest income	0.3	0.3

Our interest income was EUR 0.3 million for both the three months ended June 30, 2009 and 2008. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Three Months Ended June 30,
(euros in millions)	2009	2008
Gains / (losses) from fair value changes of derivative financial instruments	(9.6)	(44.0)

The EUR 9.6 million loss on the fair value changes of derivative financial instruments for the three months ended June 30, 2009 and the EUR 44.0 million loss on the fair value changes of derivative financial instruments for the three months ended June 30, 2008 are primarily due to the unrealized losses arising from the changes in the fair value of the hedges entered into in connection with the debt assumed as part of the Invitel Acquisition in 2008 explained by the significant strengthening of the HUF against the EUR and hedges entered into relating to the our short-term debt service.

Income Tax Benefit / (Expense)

	Three Months Ended June 30,
(euros in millions)	2009	2008
Corporate tax	(0.1)	—
Local business tax	(0.8)	(1.3)

Current tax benefit / (expense)	(0.9)	(1.3)
Deferred tax benefit / (expense)	(2.4)	2.3

Total income tax benefit / (expense)	(3.3)	1.0

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Our income tax changed from a benefit of EUR 1.0 million for the three months ended June 30, 2008 to an expense of EUR 3.3 million for the three months ended June 30, 2009, primarily due to the change in our deferred taxes.

The deferred tax expense in the three months ended June 30, 2009 relates to the decrease in our losses on derivative financial instruments and the deferred tax benefit for the three months ended June 30, 2008 relates to the deferred tax assets realized on provisions made during this period.

Net Income / (Loss) Attributable to Ordinary / Common Shareholders

	Three Months Ended June 30,
(euros in millions)	2009	2008
Net income / (loss) attributable to ordinary / common shareholders	16.7	(18.2)

As a result of the factors discussed above, we recorded a net income attributable to ordinary shareholders of EUR 16.7 million for the three months ended June 30, 2009 compared to a net loss attributable to common shareholders of EUR 18.2 million for the three months ended June 30, 2008.

Comparison of the Six Months Ended June 30, 2009 and Six Months Ended June 30, 2008

The functional currency of our Hungarian subsidiaries is the HUF, the functional currency of Invitel International and its subsidiaries is the EUR and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average HUF/EUR exchange rate for the six months ended June 30, 2009 was 290.25, compared to an average HUF/EUR exchange rate for the six months ended June 30, 2008 of 253.71. When comparing the six months ended June 30, 2009 to the six months ended June 30, 2008, you should note that EUR reported amounts have been affected by the 14% depreciation of the HUF against the EUR.

Our results have also been affected by the inclusion of Invitel International from March 5, 2008, the date of the Memorex Acquisition. Our results for the six months ended June 30, 2008 include the results of Invitel International for only four months.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Revenue

	Six Months Ended June 30,
(euros in millions)	2009	2008	% change

Mass Market Voice	38.9	56.0	(31)%
Business	40.6	49.9	(19)%
Mass Market Internet	16.2	18.5	(12)%
Wholesale	66.4	58.2	14%

Total Revenue	162.1	182.6	(11)%

Our revenue decreased by EUR 20.5 million, or 11% for the six months ended June 30, 2009 compared to the six months ended June 30, 2008. In functional currency terms, revenue decreased by 1%. This decrease is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice revenue was EUR 38.9 million for the six months ended June 30, 2009 compared to EUR 56.0 million for the six months ended June 30, 2008, representing a decrease of EUR 17.1 million or 31%. This decrease is mainly due to the decrease in the number of our Mass Market Voice customers in our historical concession areas and the 14% depreciation of the HUF against the EUR during the six months ended June 30, 2009 compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 372,000 as of June 30, 2009 compared to 395,000 as of June 30, 2008 and the number of Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represents our customer base outside our historical concession areas was approximately 396,000 as of June 30, 2009 compared to 572,000 as of June 30, 2008. The decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to churn of low value CS customers.

Business

Our Business revenue was EUR 40.6 million for the six months ended June 30, 2009 compared to EUR 49.9 million for the six months ended June 30, 2008, representing a EUR 9.3 million or 19% decrease. This decrease was primarily due to decrease in our Business voice revenue, offset by an increase in Business data and Internet revenue, and the 14% depreciation of the HUF against the EUR during the six months ended June 30, 2009 compared to the prior year.

The number of Business voice telephone lines inside our historical concession areas was approximately 45,000 as of June 30, 2009 compared to 48,000 as of June 30, 2008. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 58,000 as of June 30, 2009 compared to 59,000 as of June 30, 2008 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 10,000 as of June 30, 2009 compared to approximately 12,000 as of June 30, 2008. In addition, we had approximately 17,000 DSL lines and approximately 15,000 leased lines as of June 30, 2009 compared to approximately 17,000 DSL lines and approximately 14,000 leased lines as of June 30, 2008.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Mass Market Internet

Our Mass Market Internet revenue was EUR 16.2 million for the six months ended June 30, 2009 compared to EUR 18.5 million for the six months ended June 30, 2008, representing a EUR 2.3 million or 12% decrease. This change was primarily due to the 14% depreciation of the HUF against the EUR during the six months ended June 30, 2009 compared to the prior year as well as the increase in our broadband DSL customer base, which was offset by lower prices due to competition.

As of June 30, 2009 we had approximately 140,000 broadband DSL customers compared to approximately 131,000 broadband DSL customers as of June 30, 2008, which represents a 7% increase.

Wholesale

Our Wholesale revenue was EUR 66.4 million for the six months ended June 30, 2008 compared to EUR 58.2 million for the six months ended June 30, 2008, representing a EUR 8.2 million or 14% increase. This increase is primarily attributable to the fact that for the six months ended June 30, 2009, Invitel International’s Wholesale revenue was included for the entire period, compared to the period of the six months ended June 30, 2008, when Invitel International’s Wholesale revenue was included for only four months, which had an impact of EUR 10.1 million.

Cost of Sales

	Six Months Ended June 30,
(euros in millions)	2009	2008
Segment cost of sales	41.0	53.5

Cost of sales, at the segment level, totaled EUR 41.0 million for the six months ended June 30, 2009 and EUR 53.5 million for the six months ended June 30, 2008, representing a decrease of EUR 12.5 million or 23%. This decrease is due to the decrease in interconnect expenses and the 14% depreciation of the HUF against the EUR during the six months ended June 30, 2009 compared to the prior year.

The following table presents a reconciliation of segment cost of sales to cost of sales as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2009 and 2008:

	Six Months Ended June 30,
(euros in millions)	2009	2008
Segment cost of sales	41.0	53.5
Backbone rental expenses	6.8	7.0
Network operating expenses	8.5	8.2
Direct personnel expenses	6.6	6.6

Total cost of sales	62.9	75.3

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Segment gross Margin

	Six Months Ended June 30,
(euros in millions)	2009	2008	% change

Mass Market Voice	32.2	44.2	(27)%
Business	31.4	37.9	(17)%
Mass Market Internet	13.2	15.3	(14)%
Wholesale	44.3	31.7	40%

Segment Gross Margin	121.1	129.1	(6)%
Backbone rental expenses	(6.8)	(7.0)
Network operating expenses	(8.5)	(8.2)
Direct personnel expenses	(6.6)	(6.6)
Selling, general and administrative	(35.0)	(40.0)
Depreciation and amortization	(36.2)	(38.5)

Income from operations	28.0	28.8

Our segment gross margin changed from EUR 129.1 million for the six months ended June 30, 2008 to EUR 121.1 million for the six months ended June 30, 2009, representing a decrease of EUR 8.0 million or 6%. This decrease is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice gross margin was EUR 32.2 million for the six months ended June 30, 2009 compared to EUR 44.2 million for the six months ended June 30, 2008, representing a decrease of EUR 12.0 million or 27%. This decrease is mainly due to the decrease in our Mass Market Voice revenue and the 14% depreciation of the HUF against of the EUR during the six months ended June 30, 2009 compared to the prior year.

Business

Our Business gross margin was EUR 31.4 million for the six months ended June 30, 2009 compared to EUR 37.9 million for the six months ended June 30, 2008, representing a decrease of EUR 6.5 million or 17%. This decrease is mainly due to the decrease in Business voice revenue and the 14% depreciation of the HUF against of the EUR during the six months ended June 30, 2009 compared to the prior year.

Mass Market Internet

Our Mass Market Internet gross margin was EUR 13.2 million for the six months ended June 30, 2009 compared to EUR 15.3 million for the six months ended June 30, 2008, representing a decrease of EUR 2.1 million or 14%. This decrease is mainly due to the 14% depreciation of the HUF against of the EUR during the six months ended June 30, 2009 compared to the prior year.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Wholesale

Our Wholesale gross margin was EUR 44.3 million for the six months ended June 30, 2009 compared to EUR 31.7 million for the six months ended June 30, 2008, representing an increase of EUR 12.6 million or 40%. This increase is primarily attributable to the fact that for the six months ended June 30, 2009 Invitel International’s Wholesale gross margin was included for the entire period, compared to the period of the six months ended June 30, 2008, when Invitel International’s Wholesale gross margin was included for only four months, which resulted in an additional gross margin of EUR 9.8 million.

Selling, General and Administrative

	Six Months Ended June 30,
(euros in millions)	2009	2008
Segment selling, general and administrative	56.9	61.8

Our selling, general and administrative expenses at the segment level, decreased by EUR 4.9 million from EUR 61.8 million for the six months ended June 30, 2008 to EUR 56.9 million for the six months ended June 30, 2009. For the six months ended June 30, 2009, Invitel International’s selling, general and administrative expenses were included for the entire period, compared to the period of the six months ended June 30, 2008, when Invitel International’s selling, general and administrative expenses were included for only four months, which resulted in an increase of EUR 3.4 million, which increase was offset by the 14% depreciation of the HUF against the EUR.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2009 and 2008.

	Six Months Ended June 30,
(euros in millions)	2009	2008
Segment selling, general and administrative	56.9	61.8
Backbone rental expenses	(6.8)	(7.0)
Network operating expenses	(8.5)	(8.2)
Direct personnel expenses	(6.6)	(6.6)

Total selling, general and administrative	35.0	40.0

Depreciation and Amortization

	Six Months Ended June 30,
(euros in millions)	2009	2008
Depreciation and amortization	36.2	38.5

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Depreciation and amortization decreased by EUR 2.3 million from EUR 38.5 million for the six months ended June 30, 2008 to EUR 36.2 million for the six months ended June 30, 2009. For the six months ended June 30, 2009 Invitel International’s depreciation and amortization expense was included for the entire period, compared to the period of the six months ended June 30, 2008, when Invitel International’s depreciation and amortization expense was included for only four months, which resulted in additional depreciation and amortization expense of EUR 1.7 million, which increase was offset by the 14% depreciation of the HUF against the EUR.

Income from Operations

	Six Months Ended June 30,
(euros in millions)	2009	2008
Income from operations	28.0	28.8

As a result of the factors described above, income from operations decreased by EUR 0.8 million from EUR 28.8 million for the six months ended June 30, 2008 to EUR 28.0 million for the six months ended June 30, 2009.

Foreign Exchange Gains / (Losses), Net

	Six Months Ended June 30,
(euros in millions)	2009	2008
Foreign exchange gains (losses), net	(16.3)	22.3

Our foreign exchange losses of EUR 16.3 million for the six months ended June 30, 2009 resulted primarily from unrealized losses due to the revaluation of our EUR denominated debt at period end as a result of the weakening of the HUF against the EUR during the six months ended June 30, 2009.

Our foreign exchange gains of EUR 22.3 million for the six months ended June 30, 2008 resulted primarily from unrealized gains due to the revaluation of our EUR denominated debt at period end as a result of the strengthening of the HUF against the EUR during the six months ended June 30, 2008.

Interest Expense

	Six Months Ended June 30,
(euros in millions)	2009	2008
Interest expense	47.0	37.9

Our interest expense increased by EUR 9.1 million from EUR 37.9 million for the six months ended June 30, 2008 to EUR 47.0 million for the six months ended June 30, 2009. This increase is mainly due to the write-off of deferred borrowing costs in the amount of EUR 11.7 million in connection with the refinancing we have completed in March, 2009.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Interest Income

	Six Months Ended June 30,
(euros in millions)	2009	2008
Interest income	0.7	0.6

Our interest income was EUR 0.7 million for the six months ended June 30, 2009 and EUR 0.6 million for the six months ended June 30, 2008. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Six Months Ended June 30,
(euros in millions)	2009	2008
Gains / (losses) from fair value changes of derivative financial instruments	(8.1)	(24.6)

The EUR 8.1 million loss and the EUR 24.6 million loss on the fair value changes of derivative financial instruments for the six months ended June 30, 2009 and 2008, respectively, includes realized losses in the amount of EUR 5.1 million and EUR 8.4 million for the six months ended June 30, 2009 and 2008, respectively, and unrealized losses in the amount of EUR 3.0 million and EUR 16.2 million for the six months ended June 30, 2009 and 2008, respectively.

Realized losses are due to the hedges closed during the periods relating to some of the hedges entered into in connection with the Invitel Acquisition. Unrealized losses are due to the changes in the fair value of some of the hedges entered into in connection with the debt assumed as part of the Invitel Acquisition in 2008 and hedges entered into relating to our short term debt service.

Income Tax Benefit / (Expense)

	Six Months Ended June 30,
(euros in millions)	2009	2008
Corporate tax	(0.9)	0.1
Local business tax	(2.1)	(2.6)

Current tax benefit / (expense)	(3.0)	(2.5)
Deferred tax benefit / (expense)	4.9	(0.9)

Total income tax benefit / (expense)	1.9	(3.4)

Our income tax changed from an expense of EUR 3.4 million for the six months ended June 30, 2008 to a benefit of EUR 1.9 million for the six months ended June 30, 2009, primarily due to the increase in our deferred tax assets relating to tax losses.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Net Income / (Loss) Attributable to Ordinary / Common Shareholders

	Six Months Ended June 30,
(euros in millions)	2009	2008
Net income / (loss) attributable to ordinary / common shareholders	(40.9)	(15.4)

As a result of the factors discussed above, we recorded a net loss attributable to ordinary shareholders of EUR 40.9 million for the six months ended June 30, 2009 compared to a net loss attributable to common shareholders of EUR 15.4 million for the six months ended June 30, 2008.

Liquidity and Capital Resources

Our net cash provided by operating activities was EUR 31.9 million for the six months ended June 30, 2009, compared to EUR 32.9 million for the six months ended June 30, 2008. This decrease in cash generated is partly due to the depreciation of the HUF against the EUR during the period that affected our HUF cash flows adversely.

We used net cash in investing activities of EUR 50.3 million for the six months ended June 30, 2009, which includes capital expenditure of EUR 42.6 million and the settlement of derivative financial instruments of EUR 14.2 million offset by cash generated from sale of real estate in the amount of EUR 6.4 million. We used net cash in investing activities of EUR 74.4 million for the six months ended June 30, 2008, which mainly includes the acquisition of Memorex in the amount of EUR 32.5 million, capital expenditure of EUR 33.8 million and the settlement of derivative financial instruments of EUR 8.4.

Financing activities provided net cash of EUR 9.4 million for the six months ended June 30, 2009 compared to EUR 44.5 million for the six months ended June 30, 2008. Cash flows from financing activities for the six months ended June 30, 2009 are mainly the result of borrowings repaid and new loans drawn down in connection with the 2009 Refinancing. Cash flows from financing activities for the six months ended June 30, 2008 mainly resulted from the draw down of the Bridge Loan in the amount of EUR 100.0 million and the repayment of our borrowings in the amount of EUR 58.8 million.

We have historically funded our capital requirements primarily through a combination of debt financing and cash flow from operations. We expect to invest EUR 45-50 million in capital expenditures in each of 2010 and 2011, respectively, which we expect to fund from our cash flow from operations. For a summary description of our financing arrangements and current debt structure, see Note 2 “Short and long-term debt” in the Notes to Unaudited Condensed Consolidated Financial Statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Our other major contractual cash obligations as of June 30, 2009 (at June 30, 2009 exchange rates) are as follows:

Cash Payments Due by Period

(euro in thousands)

Obligation	Total	1 Year or Less	2–3 Years	4–5 Years	After 5 Years

Long Term Debt principal payment	744,891	50,744	134,262	559,885	—
Long Term Debt interest (1)	222,625	39,232	63,672	119,721	—
Interest Rate Swap Agreements	6,394	6,716	(322)	—	—
Lease Commitments to Telecommunication Providers	46,210	5,912	9,176	8,561	22,561
Other Operating Leases	19,100	3,404	4,959	2,268	8,469
Capital Leases	8,158	5,136	1,808	355	859

Total	1,047,378	111,144	213,555	690,790	31,889

(1)

Long-term debt interest payment obligations are calculated by rates of interest for the respective debt arrangements as follows: 9.65% for the HUF tranche of the Amended Senior Facilities Agreement; 1.53% for the EUR tranche of the Amended Senior Facilities Agreement; 1.53% for the Subordinated Term Loan; 1.37% for the 2007 Notes; 1.0% for the 2006 PIK Notes; 10.75% for the 2004 Notes; 1.9% for the TDC PIK Loan; 1.35% for the Memorex Turkey Loan; and 7.55% and 7.90% for the 1st and 2nd Memorex Prep Loans, respectively.

Liquidity risk represents the risk that we are unable to meet our payment obligations when those become due. We monitor our liquidity position on an ongoing basis by forecasting and monitoring revenue, capital and operating expenditures, investments and debt service.

The global financial crisis has affected the whole Central and South Eastern European economy. In addition, Hungary’s monetary and fiscal policies have had a significant impact on the Hungarian economy, which has resulted in a recent significant devaluation of the Hungarian forint. We cannot at this time predict with certainty the impact such conditions will have on our business both in Hungary and the Central and South Eastern European region with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on debt and anticipated capital expenditure requirements.

We also expect that we will continue to be in compliance with all of the financial covenants that are contained in our financing agreements. However, there can be no assurance that we will continue to be in compliance with our financial covenants or that we will be able to obtain covenant relief if such covenant relief should become necessary. The financial covenants contained in our debt agreements are primarily EUR based. Since approximately 70% of our revenue and 68% of our operating expenses are HUF based, we face additional foreign exchange rate risk when we convert our revenue and expenses into euros in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations. In order to limit our risk of non-compliance, we entered into several currency option transactions with BNP Paribas and Calyon. For an aggregate premium of EUR 4.2 million, the banks have insured us against a significant devaluation of the HUF versus the EUR through March 2010. See Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

In addition to our internally generated cash flow from operations, we have additional liquidity provided by our Amended Senior Facilities Agreement, which agreement was amended and refinanced in March 2009. The Amended Senior Facilities Agreement provides us with revolving credit facilities of EUR 4.0 million and HUF 310 million, and liquidity facilities of EUR 7.9 million and HUF 619 million available for draw down. The revolving credit and liquidity facilities are committed lines of credit. We would be able to access these credit facilities should we need additional liquidity to meet our cash obligations.

Our loans under the Amended Senior Facilities Agreement mature in 2011. The Subordinated Term Loan and the 2004 Notes mature in 2012. The 2006 PIK Notes, the 2007 Notes and the TDC PIK loan mature in 2013. We will continue to evaluate our capital structure and the capital markets in the future in making our capital financing decisions. For a more detailed description of our debt agreements, see Note 2 “Short and long-term debt” in the Notes to Unaudited Condensed Consolidated Financial Statements.

We may, subject to the terms of our debt instruments, from time to time purchase or otherwise acquire or retire our subsidiaries’ debt and take other steps to reduce our consolidated debt or otherwise change our capital structure. These actions may include open market purchases, negotiated transactions, tender offers, exchange offers or other transactions. The timing and amount of any debt purchases or acquisitions would depend on market conditions, trading levels of the debt from time to time, our cash position and the availability and terms of cash financing from other sources, and other considerations.

Credit rating

The 2004 Notes and the 2007 Notes are rated by international credit rating agencies as required by the relevant indentures. The Corporate Credit Rating is B/Negative and the Corporate Family Rating is B1/Stable as of June 30, 2009, as issued by Standard & Poor’s and Moody’s, respectively. Our ratings do not have a direct impact on our cash flows, nor do they require any change in the collateral securing our existing debt.

Inflation and Foreign Currency

During the six months ended June 30, 2009, the HUF depreciated against the EUR. Overall, this resulted in a net foreign exchange loss of EUR 16.3 million for the six months ended June 30, 2009 compared to a net foreign exchange gain of EUR 22.3 million for the six months ended June 30, 2008.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Approximately 70% of our total revenue is denominated in HUF and our operating and other expenses, including capital expenditures, are predominantly in HUF but also in EUR. In addition, certain items in the balance sheet accounts are denominated in currencies other than the functional currencies of the operating subsidiaries. Accordingly, when such accounts are translated into the functional currency, we are subject to foreign exchange gains and losses which are reflected as a component of earnings. When the subsidiaries financial statements are translated into EUR for financial reporting purposes, we are subject to translation adjustments, the effect of which is reflected as a component of shareholders’ equity.

Unaudited pro-forma consolidated financial information of Matel

In connection with the Invitel Acquisition on April 27, 2007, our subsidiary, HTCC Holdco II B.V. (“Holdco II”) issued Floating Rate Senior Notes (the “2007 Notes”) in the amount of EUR 200 million due 2013. All liabilities and obligations relating to the 2007 Notes were transferred to our subsidiary Matel after the consummation of the Invitel Acquisition. Matel is the direct parent company of Invitel and the indirect parent of our other operating subsidiaries. We use Matel as a financing entity.

Matel is required to furnish to the holders of the 2007 Notes and the 2004 Notes all annual and quarterly reports required to be filed with the U.S. Securities and Exchange Commission, which reports are required to contain certain financial information, including certain non-GAAP financial information. We believe that the 2007 Notes and the 2004 Notes are a key component of our capital structure and any non-compliance with the 2007 Notes Indenture or the 2004 Notes Indenture could have a material impact on our financial condition and liquidity.

The following table presents unaudited summarized pro-forma consolidated financial information of Matel, on a pro-forma basis, as though the combination of Invitel, Euroweb Romania, Tele2 Hungary and Invitel International had occurred at the beginning of the respective periods:

	Three months ended June 30,		Six months ended June 30,
	2009 Pro-forma	2008 Pro-forma	2009 Pro-forma	2008 Pro-forma
	(euros in thousands)
Revenue	81,698	94,927	162,050	189,546
Adjusted EBITDA (1)	37,992	41,996	74,479	82,023
Net income (loss)	22,329	(12,588)	(32,401)	(9,375)
Depreciation and amortization	(18,241)	(20,660)	(36,226)	(40,088)
Net interest expense (2)	(10,588)	(12,802)	(21,973)	(25,930)
Capital expenditure (3)			42,555	43,237
Net cash flow provided by (used in) operating activities *			31,916	32,925

	June 30, 2009	December 31, 2008
	(euros in thousands)
Cash and cash equivalents	17,471	28,959
Third party debt (4)	540,092	558,727
Net third party debt (5)	522,621	529,768
Total liabilities	724,569	741,441

(*)	Consolidated net cash flow provided by operating activities as per our cash flow statement for the six months ended June 30, 2009.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The above unaudited pro-forma consolidated financial information is intended for informational purposes only and is not indicative of Matel’s results of operations had the combination of Invitel, Euroweb Romania, Tele2 Hungary and Invitel International occurred at the beginning of the respective periods. The unaudited pro-forma consolidated financial information does not include potential cost savings from operating efficiencies or synergies.

The unaudited pro-forma consolidated financial information for the three and six months ended June 30, 2009 included in the above tables were calculated by using EUR/HUF exchange rates of 285.93 and 290.25, respectively, which were the average exchange rate for the three and six months ended June 30, 2009. The unaudited pro-forma consolidated financial information for the three and six months ended June 30, 2008 included in the above tables were calculated by using EUR/HUF exchange rates of 248.04 and 253.71, respectively, which were the average exchange rate for the three and six months ended June 30, 2008.

(1)	We define EBITDA as net profit/(loss) plus income taxes, net financial expenses and depreciation and amortization. Adjusted EBITDA is EBITDA plus the cost of restructuring, due diligence expenses, non-cash share-based compensation and other non-recurring items. Other companies in our industry may calculate Adjusted EBITDA in a different manner. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP and should not be considered as an alternative to net gain or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements. In addition, Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments.

Adjusted EBITDA is reconciled to net income as follows:

	Three months ended June 30,		Six months ended June 30,
	2009 Pro-forma	2008 Pro-Forma	2009 Pro-forma	2008 Pro-Forma
	(euros in thousands)
Adjusted EBITDA	37,992	41,996	74,479	82,023
Cost of restructuring and integration	(1,201)	(3,624)	(2,330)	(7,748)
Due diligence expenses	(2)	(414)	(208)	(849)
SEC related expenses	57	(601)	(246)	(399)
Provision for unused vacation	(792)	(394)	(1,023)	(808)
One-off provision for bad debts	—	125	—	(258)
Turkey start-up expenses	(285)	(469)	(285)	(1,239)
Other	(2,583)	(847)	(6,300)	(1,612)

EBITDA	33,186	35,772	64,087	69,110
Income taxes	(3,362)	999	1,926	(2,928)
Minority interest	(6)	2	5	(2)
Financing expenses, net	(13,345)	(15,984)	(37,478)	(32,034)
Foreign exchange gains (losses), net	33,683	31,304	(16,589)	21,157
Gains (losses) on derivatives	(9,590)	(44,021)	(8,126)	(24,590)
Depreciation and amortization	(18,241)	(20,660)	(36,226)	(40,088)

Net income (loss)	(22,329)	(12,588)	(32,401)	(9,375)

INVITEL HOLDINGS A/S AND SUBSIDIARIES

(2)	Net interest expense equals interest expense (excluding interest on subordinated shareholder loans) less interest income. The pro-forma adjustment to net interest expense in 2008 is the additional net interest expense due to the Memorex Acquisition.
(3)	Capital expenditure represents acquisition of telecommunications network equipment and other intangibles from our cash flow statement.
(4)	Third party debt excludes related party subordinated loans, liabilities from capital lease obligations and liabilities relating to derivative financial instruments.
(5)	Net third party debt equals third party debt less cash and cash equivalents.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Foreign Currency Exchange Rate Risks

We are exposed to various types of risk in the normal course of our business, including the risk from foreign currency exchange rate fluctuations. Our operations, including approximately 70% of our gross revenue and approximately 68% of our operating expenses, are HUF based. Therefore, we are subject to currency exchange rate risk with respect to our non-HUF denominated expenses, primarily EUR, due to the variability between the HUF and the EUR. Due to our limited exposure with respect to non-HUF denominated expenses, we have not entered into any agreements to manage our foreign currency risks related to such expenses but we continue to monitor the currency exchange rate risk related to such expenses.

We are also exposed to exchange rate risk since the majority of our debt obligations are in EUR. The EUR/HUF exchange rate changed from 264.78 as of December 31, 2008 to 272.43 as of June 30, 2009, an approximate 3% depreciation in the value of the HUF versus the EUR. Given our EUR denominated debt obligations, exchange rate fluctuations can have a significant impact on our financial statements in connection with foreign exchange gains/losses and the resulting debt balances. The sensitivity of our future cash-flows to foreign exchange rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments”. See also Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements.

Interest Rate Risks

We are exposed to interest rate risks because our outstanding EUR denominated debt and HUF denominated debt obligations primarily accrue interest at variable rates tied to market interest rates. The interest rates on the EUR and HUF denominated obligations are based on EURIBOR and BUBOR, respectively. We evaluate market interest rates and the costs of interest rate hedging instruments by reviewing historical variances between market rates and rates offered by lending institutions on hedging instruments, as well as market expectations of future interest rates. The sensitivity of our future cash-flows to interest rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments”. See also Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements.

INVITEL HOLDINGS A/S AND SUBSIDIARIES

Derivative Financial Instruments

During 2007, in order to reduce our exposure to foreign currency exchange rate risk and interest rate changes, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In 2008 the majority of the cross currency interest rate swaps were effectively unwound and were replaced by interest rate swaps and foreign exchange forward contracts in 2009. The following table summarizes the notional amounts and respective fair values of our derivative financial instruments, which mature at varying dates, as of June 30, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change Six Months ended June 30, 2009
	(in thousands of euros)
Cross currency interest rate swaps	18,072	(5,763)	1,225
FX forward contracts	57,630	(4,141)	(4,196)
Interest rate swaps	338,717	(632)	(679)

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of our exposure to market loss. The estimated fair market values represent the estimated amounts that we would pay or receive to terminate the contracts as of June 30, 2009. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

Sensitivity Analysis

The following table shows the sensitivity of our debt instruments and the related hedge transactions to potential foreign currency exchange rate and interest rate changes as of June 30, 2009:

	1% p.a. increase in interest rates			10% p.a. increase in HUF/EUR rate
Instrument	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact
	(euros in thousands)
Amended Senior Facilities Agreement HUF tranche (1)	(398)	61	(337)	—	—	—
Amended Senior Facilities Agreement EUR tranche (1)	(794)	1,044	250	(3,657)	3,771	114
Subordinated Term Loan	(320)	320	—	(426)	292	(134)
TDC PIK Loan	(387)	—	(387)	(800)	—	(800)
1st Memorex Prep Loan	—	—	—	(60)	—	(60)
2nd Memorex Prep Loan	—	—	—	(24)	—	(24)
Memorex Turkey Loan	(15)	—	(15)	(244)	—	(244)
2007 Notes	(2,000)	1,990	(10)	(1,058)	537	(521)
2004 Notes	—	—	—	(1,527)	1,284	(243)
2006 PIK Notes (2)	(1,812)	—	(1,812)	(1,902)	—	(1,902)

Total	(5,726)	3,415	(2,311)	(9,698)	5,884	(3,814)

(1)	Calculation based on actual outstanding notional amounts per repayment/hedging schedule
(2)	The issuer can select the interest to be paid in cash or in kind (i.e. issue of new bonds)

INVITEL HOLDINGS A/S AND SUBSIDIARIES

The above table shows the impact of a 1% increase in interest rates (e.g. BUBOR and EURIBOR) and in the EUR/HUF exchange rate on our debt service related cash flow due in the next 12 months.

In the ordinary course of business we enter into contractual agreements to provide and receive telephone and other services. Certain of these agreements are denominated in currencies other than the functional currency of any of the parties, mainly in EUR, and are required to be accounted for separately as embedded derivatives. The impact of a 10% strengthening or weakening of the HUF against other currencies would result in a change in the amount of embedded derivatives by EUR 2.0 million.